SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

         AMARIN CORPORATION PLC (formerly known as Ethical Holdings Plc)
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                                (Name of Issuer)

                               Ordinary 10p Shares
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                         (Title of Class of Securities)

                                    297645301
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 18, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 297645301

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      47,884,060
         SHARES            _____________________________________________________

       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING           ____________________________________________________

       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       47,884,060
                           -----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            47,884,060
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.0 (based upon outstanding common stock as of November 2000)
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14        TYPE OF REPORTING PERSON

          CO
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


Item 1.  Security and Issuer.
------   -------------------

     This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998, as amended by Amendment No. 1 filed with the Commission on February 4, 1999 and Amendment No. 2 filed with the Commission on December 13, 1999 (together, the "Schedule 13D, as amended") with respect to the ordinary 10p shares (the "Shares"), of Amarin Corporation plc, formerly known as Ethical Holdings Plc (the "Issuer"), a United Kingdom registered Company, whose principal executive offices are located at Gemini House, Bartholomew's Walk, Ely, Cambridgeshire, CB7 4EA, United Kingdom.

Item 3.
------

     Item 3 of the Schedule 13D, as amended, is restated in its entirety as follows:

     Pursuant to a Subscription Agreement between the Issuer, Monksland and Elan, dated as of September 30, 1999 (the "Subscription Agreement"), in January 2000, the Issuer converted the Loan into 4,129,819 of the Issuer's Preference Shares (the "Preference Shares"). The effectiveness of the Subscription Agreement was conditioned upon, among other things, the adoption by the Issuer's shareholders, at an extraordinary general meeting of the Issuer, of a resolution authorizing the recapitalization of the Issuer and the creation of the Preference Shares. The resolutions were adopted at an extraordinary general meeting of the Issuer on January 18, 2000. The Preference Shares are convertible into 41,298,190 Shares (the equivalent of 4,129,819 of the Issuer's American Depositary Shares), subject to customary anti-dilution adjustments. The Preference Shares accrue interest payable in kind at a rate of 3% per year. The consideration for the Issuance of the Preference Shares to Monksland was (i) the conversion of $2,000,000 of the Loan into 4,000,000 Shares and (ii) the cancellation of the balance of the Loan. Elan has agreed with the Issuer not to convert the Preference Shares into Shares before January 18, 2002 without the prior approval of the Issuer.

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 of the Schedule 13D, as amended, is restated in its entirety as follows:

     The Subscription Agreement was intended for corporate purposes and the restructuring of the Issuer's debt to Elan and Monksland. Elan and Monksland entered into the Loan Agreement and the Subscription Agreement for investment purposes.

     Other than as set forth above, neither Elan or Monksland has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5(a) of the Schedule 13D, as amended, is restated in its entirety as follows:

     (a) By virtue of the Subscription Agreement and Elan's holdings of Shares, Elan is presently the beneficial owner of 47,884,060 Shares, or approximately 46.0%, of the Shares (based upon outstanding Shares and Shares issuable upon conversion of the Preference Shares as of December 31, 2000). To the best knowledge of Elan, no other person named in Item 2 above beneficially owns any of the Issuer's Shares.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

February 1, 2001

                              ELAN CORPORATION, PLC


                              By: /s/ William F. Daniel
                                  ---------------------------------------------
                                  Name: William F. Daniel
                                  Title: Group Financial Controller

     Schedule A to the Schedule 13D, as amended, is restated in its entirety as follows:

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Boushel, Crowley, Gillespie, Groom, McGowan, McIntyre, McLaughlin, Selkoe, Thornburgh and Tully) and officer of Elan Corporation, plc ("Elan") are set forth in the following table:

1.       (a)      Donal J. Geaney
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Chairman of the Board and Chief Executive
                  Officer of Elan
         (d)      Ireland

2.       (a)      Thomas G. Lynch
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Executive Vice President and Chief Financial
                  Officer of Elan
         (d)      United Kingdom

3.       (a)      William F. Daniel
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Group Vice President, Finance and Group Controller of Elan
         (d)      Ireland

4.       (a)      Mark A. Pearson
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Partner, McCann FitzGerald; Secretary of Elan
         (d)      Ireland

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1.       (a)      Garo A. Armen, Ph.D.
         (b)      630 Fifth Avenue, Suite 2167, New York, New York  10111
         (c)      Managing General Partner, Armen Partners, L.P.; Chairman of
                  the Board and Chief Executive Officer of Antigenics, LLC
         (d)      United States

2.       (a)      Brendan E. Boushel
         (b)      9 Upper Mount Street, Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

3.       (a)      Laurence G. Crowley
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Executive Chairman, Michael Smurfit Graduate School of
                  Business of University College Dublin
         (d)      Ireland

4.       (a)      Alan R. Gillespie, Ph.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Managing Director, Goldman Sachs International
         (d)      United Kingdom

5.       (a)      John Groom
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      United Kingdom

6.       (a)      Kieran McGowan
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place
                  Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

7.       (a)      Kevin McIntyre, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Associate Clinical Professor of Medicine at Harvard
                  Medical School
         (d)      United States

8.       (a)      Kyran McLaughlin
         (b)      Davy House, 49 Dawson Street, Dublin 2, Ireland
         (c)      Joint Chief Executive, Davy Stockbrokers
         (d)      Ireland

9.       (a)      Dennis J. Selkoe, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Professor of Neurology and Neuroscience at Harvard Medical
                  School
         (d)      United States

10.      (a)      Richard L. Thornburgh
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (C)      Counsel to the law firm of Kirkpatrick & Lockhart LLP
         (d)      United States

11.      (a)      Daniel P. Tully
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      United States